SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E. 7/1/02

For the month of July 2002

(Commission File No. 001-14493)

TELESP CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company

(Translation of registrant's name in English)

Rua Abílio Soares, 409
Paraíso - São Paulo, SP
The Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

RELEVANT NOTICE OR ACT DISCLOSURE POLICY

I. - GENERAL

Article 1 - This instrument addresses the Relevant Notice or Act Disclosure Policy ("Policy"), established by the Board of Directors of Telesp Celular Participações S/A ("TCP"), in compliance with Article 16 of CVM Instruction No. 358, of January 3, 2002 ("Instruction 358"), whose full text is attached hereto (as Attachment I):

II. - RELEVANT NOTICE OR ACT - CONCEPT

Article 2 – The following will be deemed as a relevant notice or act relating to TCP: any decision of the controlling shareholders, decision of the Shareholders' General Meeting, or of the management bodies, or any other notice or act of a political-administrative, technical, business or economic and financial nature that occurred or is related to the business of TCP that may have a significant influence on:

(a) the value of the securities issued by TCP or other securities whose value is dependent upon the value of TCP's securities;
(b) the decision of the investors to buy, sell, or keep the securities issued by TCP; and
(c) the decision of investors to exercise any rights inherent to their condition as holders of securities issued by TCP or other securities whose value is dependent upon the value of TCP's securities.

Sole Paragraph - In case of doubt in regard to the verification or not of a relevant notice or act, the Investor Relations Officer shall observe the Sole Paragraph of Article 2 of Instruction 358, that lists examples of material actions or facts.

III. - RELATED PARTIES

Article 3 - The controlling shareholders, members of the Board of Directors, Executive Officers, members of the Audit Board or of any bodies with technical or consulting duties currently provided for, or that may be provided for in the By-Laws of TCP (herein collectively called "Related Parties"), as well as the other persons mentioned in this Policy, shall comply with the provisions herein whenever they have access to actions or facts deemed as material, as set forth in Article 2 of this Policy.

IV. - DISCLOSURE DUTIES

Article 4 - Related Parties, whenever they have access to information that may be deemed as a relevant notice or act to TCP, shall notify the Investor Relations

Officer, appointed, according to Article 17, §3 of CVM Instruction No. 358, as the one in charge of the execution and follow-up of the present Policy.

Article 5 - Whenever the Investor Relations Officer has access to or receives any notification of a relevant notice or act, he/she shall disclose said information, by sending a notice to CVM and to the stock exchanges and the over-the-counter market organization where the securities issued by TCP are traded according to the terms herein.

Article 6 - If there is an atypical volatility in the quotation, price or traded volume of the securities issued by TCP or referenced to them, the Investor Relations Officer shall question the Related Parties, aiming at verifying if they have any knowledge of information that should be disclosed to the market.

Sole Paragraph - The Investor Relations Officer shall remain at the disposal of CVM and of the stock exchanges and over-the-counter entities that may request additional information about the relevant notice or act that was disclosed, limiting themselves, however, to provide only the information that he/she may deem of interest to TCP or its investors.

Article 7 - If the Related Parties have personal knowledge of a relevant notice or act and confirm that the Investor Relations Officer has not complied with his duty of disclosure, including the duty of disclosure pursuant to Article 11 §1 of this Policy, the Investor Relations Officer shall be released from responsibility only if he/she immediately notifies the CVM of the relevant notice or act.

V. - DISCLOSURE METHODOLOGY

Article 8 - The Investor Relations Officer shall oversee the full and immediate dissemination of the material actions or facts relevant to TCP simultaneously to all markets where TCP's securities are traded.

Article 9 - The disclosure referred to in Article 5 shall take place, whenever possible, before the start or after the end of trading on the stock exchanges and organized over-the-counter markets where the securities issued by TCP are traded. In case of trading in other countries, where the opening and closing times of exchanges and markets are incompatible, the Brazilian market working times shall prevail.

Sole Paragraph - If the disclosure may not be made before the opening or after the closing of the market, the Investor Relations Officer may request the suspension of trading of TCP's securities until adequate dissemination of the material information. The suspension shall only have effect in Brazil when it occurs simultaneously in all countries where TCP's securities are traded.

Article 10 - The Investor Relations Officer shall disclose the material actions or facts related to TCP by publication in widely distributed newspapers that TCP normally uses. The releases may be made in a summary form with an indication as to where information on the relevant notice or act can be found on the Internet in a form at least identical to the one submitted to CVM.

VI. - EXCEPTION TO THE IMMEDIATE RELEASE

Article 11 - With the exception of the provisions in the first and second paragraphs below, the material actions or facts relating to TCP may not be released if the controlling shareholders or managers understand that their disclosure may put at risk TCP's legitimate interests.

§1 - The persons mentioned in the introductory paragraph above are obliged, directly or through the Investor Relations Officer, to disclose immediately the relevant notice or act, if the information has already been made public unintentionally or if there is an atypical volatility in the quotation, price or volume traded of securities issued by TCP or other securities whose value is dependent upon the value of TCP's securities.

§2 - The Investor Relations Officer is obliged to disclose any relevant notice or act, not previously disclosed, as permitted by this Article, if required by an official determination of CVM.

VII. - DUTY OF CONFIDENTIALITY

Article 12 - The related parties and employees of TCP have the duty of maintaining the confidentiality of information related to a relevant notice or act to which they may have insider access due to their office or position, until its actual disclosure, and are also responsible for making sure their subordinates and third parties that may have had knowledge of the issue do the same.

VIII. - DISCLOSURE OF INFORMATION IN PUBLIC OFFERS

Article 13 - When a public offer that depends on a CVM registration is made, the Investor Relations Officer should disclose, as provided for in Article 5, the number of securities to be acquired or disposed of, the price, the payment terms and other conditions regarding the offer.

§1 - The procedure of confidential preliminary review of registration for public distribution of securities is hereby excluded from the provision in the introductory paragraph of this Article.

§2 - If the public offer is subject to the implementation of certain conditions, the offeror is obliged to disclose a relevant notice, whenever such conditions are met, clarifying if the offer is maintained, and at what conditions, or if it shall lose its effectiveness.

IX. - DISCLOSURE OF INFORMATION IN A SALE OF CONTROLLING STAKE

Article 14 - The acquirer of control of TCP shall disclose such fact in a relevant notice and make the disclosure set forth in Article 5, as provided for therein.

Sole Paragraph - The communication and disclosure referred to in the introductory paragraph of this Article shall include, at least, the following information:

I. Name and qualification of the acquirer, as well as a brief summary of the industries and activities developed by the acquirer;

II. Name and qualification of the assignor, including indirect, if any;

III. Price, the amount assigned per share for each kind and class, and the total, the terms of payment and other material terms and conditions of the deal;

IV. Objectives of the acquisition, indicating, in case of the acquirer being a public company, the expected effects on its businesses;

V. Number and percentage of the acquired shares, by kind and class, in relation to the total voting capital;

VI. A mention of any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the company;

VII. Declaration of the intent to carry out, or not, within a year, the cancellation of the registration as a publicly held company;

VIII. Other material information regarding future plans in the conduct of the business, especially in regard to specific corporate events that may be carried out within the company, specifically a capital restructuring involving merger, spin-off or incorporation.

X. - DISCLOSURE OF INFORMATION ON THE NEGOTIATIONS OF THE MANAGEMENT AND RELATED PERSONS

Article 15 - The members of the Board of Directors, the Executive Officers, members of the Audit Committee, or of any other bodies with technical or consulting duties, currently provided for, or that may be provided for in TCP's By-Laws, are required to communicate to CVM, TCP, and if appropriate, to the stock exchanges and the over-the-counter markets where the securities issued by TCP are traded, the number, characteristics and form of acquisition of the securities issued by TCP or by its subsidiaries or holdings, that are public companies, or other securities whose value is dependent upon the value of TCP's securities, of which they are holders, as well as the changes in their holdings.

§1 - The notice shall contain, at least, the following information:

I. Name and qualification of the discloser, stating Corporate Tax ID (CNPJ) or Individuals' Tax ID (CPF);

II. Number, by kind and class, in the case of shares, and other characteristics in the case of other securities, in addition to the identification of the issuer Company; and

III. Terms, price and date of the transactions.

§2 - The persons listed in the introductory paragraph of this Article shall make the communication set forth therein immediately after taking charge of their positions, and no later than 10 (ten) days after the end of the month where there is a change in their holdings, indicating the balance of the holdings in the period.

§3 - The natural persons mentioned in this Article shall also indicate the securities that are held by a spouse of which they are not legally divorced, of a partner, of any dependent included in his/her annual tax returns, and of directly or indirectly controlled companies.

XI. - DISCLOSURE OF INFORMATION ON THE ACQUISITION AND SALE OF A MATERIAL STOCK OWNERSHIP, AND ON TRANSACTIONS ENTERED INTO BY CONTROLLING SHAREHOLDERS AND OTHER SHAREHOLDERS

Article 16 - The controlling shareholders, either direct or indirect, and the shareholders who elected members of the Board of Directors, as well as any individual or legal entity, or group of persons, acting together or representing the same interest, who reach a direct or indirect stake corresponding to 5% (five percent) or more of a kind or class of shares representing the capital of TCP, shall send to CVM and, if applicable, to the stock exchanges and over-the-counter markets where the securities issued by TCP are traded, as well as disseminate, according to the terms of Article 5, a declaration containing the following information :

I. Name and qualification of the acquirer, stating Corporate Tax ID (CNPJ) or Individuals' Tax ID (CPF);

II. Intentions with respect to the stake acquired and intentions with regard to future acquisitions;

III. Number of shares, subscription bonuses, as well as subscription rights and stock options, by kind and class, already held, either directly or indirectly, by the acquirer or related party;

IV. Number of debentures convertible into shares already held, either directly or indirectly, by the acquirer or a related party, stating the number of shares convertible by kind and class; and

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V. Indication of any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by TCP.

§1 – Each person or group of persons holding a stake in the company of 5% or more, as described above in this Article, must inform the CVM and the stock exchanges and over-the-counter markets, as described above, whenever such person or group increases its stake in the company by an additional 5% or more.

§2 - The obligations set forth in the introductory paragraph and in the first paragraph of this Article are extended to the acquisition of any rights with regard to the shares and other securities therein mentioned.

§3 - The notice to CVM, and, if applicable, to the stock exchanges and over-the-counter markets where securities issued by TCP are traded, shall be made immediately after the 5% stake mentioned in the introductory paragraph is reached.

§4 - The persons mentioned in the introductory paragraph shall also inform the CVM and the stock exchanges and over-the-counter markets, as described above, whenever such persons sell a 5% or more stake in the company.

§5 - CVM may authorize a waiver of disclosure in the press, depending on the degree of dispersion of TCP's shares in the market, and provided that the acquirer declares that its purchases were not aimed at changing the composition of control or the management structure of TCP, and provided that disclosure occurs in a manner satisfactory to CVM.

XII. - RESTRICTIONS TO TRADING

Article 17 - TCP, the Related Parties, the employees and shareholders of TCP, or of the holding company, subsidiary or affiliate, that may have knowledge of a relevant notice or act of TCP, may not trade TCP securities, or other securities whose value is dependent upon the value of TCP's securities, until such relevant notice or act is disclosed to the market.

§1 - The same restriction is applicable to whomever has knowledge of information relating to a relevant notice or act that has not yet been disclosed to the market, especially those who have a commercial, professional or confidential relationship with TCP, such as independent auditors, securities analysts, consultants and broker dealers who are responsible for reviewing the disclosure of information before the beginning of trading of securities issued by TCP or other securities whose value is dependent upon the value of TCP's securities.

§2 - The restriction provided for in the introductory paragraph of this Article shall also be observed by those members of management who may have left TCP before the disclosure of the relevant notice or act of which they have knowledge, and shall be extended for the period of 6 (six) months after their departure.

Article 18 - The trading of TCP's securities or other securities whose value is dependent upon the value of TCP's securities is also forbidden to the persons mentioned in the introductory paragraph of Article 17 for the period of 15 (fifteen) days before the disclosure of the quarterly information (ITR) and annual information (DFP and IAN) of TCP.

Article 19 - If any agreement or contract regarding the transfer of TCP's control has been executed, or if there has been granted an option or powers of attorney for the same purpose, as well as if there exists the intention of undertaking a merger with another company, a total or partial spin-off, a change of the legal form of the company or a corporate reorganization, and until such action is made public through the release of a relevant notice, the Board of Directors of TCP may not purchase or sell TCP's shares.

XIII. - FINAL PROVISIONS

Article 20 - The controlling shareholders, whether direct or indirect, the members of the Board of Directors, Executive Officers, members of the Audit Committee and of other bodies whose functions may result in knowledge of information relating to a relevant notice or act, shall formally agree with the present instrument.

Sole Paragraph - The agreement mentioned in the introductory paragraph above shall be entered into by the execution of a "Term of Agreement," a form of which is attached (Attachment II) hereto, to be kept, together with the list of persons mentioned in the introductory paragraph of this Article 20 (Attachment III), at TCP's headquarters, as provided for in Article 16, §§1 and 2 of CVM Instruction No. 358.

Article 21 - This policy is effective the day after its approval by the Board of Directors of TCP.

Sole Paragraph - The Investor Relations Officer shall notify CVM and the stock exchanges and the over-the-counter markets where the securities issued by the company are traded, regarding the approval of and changes to this Policy, as set forth in Article 17 of CVM Instruction No. 358.

São Paulo, July 17, 2002

ANNEX I

CVM RULING 358 OF JANUARY 3, 2002

Provides for the disclosure and use of information on a relevant act or event involving publicly held corporations, regulates the disclosure of information in securities trading and in the sale of a significant block of shares issued by a publicly held corporation, sets forth preclusions and conditions for trading shares issued by a publicly held corporation before a relevant act or event is publicized, revokes CVM Ruling 31 of February 8, 1984; CVM Ruling 69 of September 8, 1987; art. 3 of CVM Ruling 229 of January 16, 1995; art. 13, sole paragraph of CVM Ruling 202 of December 6, 1993; and arts. 3 to 11 of CVM Ruling 299 of February 9, 1999, and makes other provisions.

THE CHAIRMAN OF THE BRAZILIAN SECURITIES COMMISSION (CVM) announces that its Board of Commissioners, at a meeting held on this date and based on the provisions in articles 4 and subparagraphs; 8, I and III; 18, II (a); and 22, §1, I, V and VI, of Law 6385 of December 7, 1976, and in art. 157 of Law 6404 of December 15, 1976, has decided to issue the following Ruling:

SCOPE AND PURPOSE

Art. 1. This Ruling regulates the disclosure and use of information on a relevant act or event; the disclosure of information in the trading of securities issued by publicly held companies by controlling shareholders, officers and members of the board of directors, of the board of auditors and of any other bodies with technical or decision-making functions created by a provision in the bylaws and, further, in the acquisition of a significant block of shares issued by a publicly held corporation; and the trading of shares issued by a publicly held corporation before a relevant act or event is publicized.

DEFINITION OF A RELEVANT ACT OR EVENT

Art. 2. For the purposes of this Ruling, the word 'relevant' refers to any decision of a controlling shareholder, of a general shareholder meeting or of a management body of a publicly held corporation, or any other act or event of a policy, management, technical, business, economic or financial nature in connection with its business that could considerably influence:

I – the trading price of the securities issued by or related to the publicly held corporation;

II – the decision by investors to buy, sell or keep those securities;

III – the decision by investors to exercise any rights they have as holders of securities issued by or related to the corporation.

Sole paragraph. Subject to the definition in the introductory paragraph, examples of a potentially relevant act or event include the following:

I – the signing of an agreement or contract to transfer the corporations stock control, even if under a suspensive or resolutive condition;

II – a change in control of the corporation, including by execution, amendment or termination of a shareholder agreement;

III – the execution, amendment or termination of a shareholder agreement to which the corporation is a direct party or an interested third party, or which has been annotated in the corporation's proper book;

IV – the admission or withdrawal of a partner having an operational, financial, technological or managerial agreement or collaboration arrangement with the corporation;

V – the authorization to trade the securities issued by the corporation in any market, domestic or foreign;

VI – a decision to cancel the publicly held corporation's registration;

VII – a merger, consolidation or divisive reorganization involving the corporation or associated companies;

VIII – the conversion or dissolution of the corporation;

IX – a change in the corporation's equity composition;

X – a change in accounting principles;

XI – debt renegotiation;

XII – the approval of a stock option plan;

XIII – a change in the rights and advantages of the securities issued by the corporation;

XIV – the splitting or grouping of shares or the granting of bonus stock;

XV – the acquisition of shares in the corporation to remain in treasury or for cancellation, and the sale of such shares;

XVI – the corporation's profits or losses and declaration of cash proceeds;

XVII – the execution or termination of an agreement, or failure to achieve this, when there is already a public expectation of same;

XVIII – the approval, alteration, cancellation or late implementation of a project;

XIX – the commencement, recommencement or suspension of the manufacture or sale of a product or the provision of a service;

XX – a discovery, change or development in connection with the corporation's technology or resources;

XXI – a change in the forecasts disclosed by the corporation;

XXII – a filing for reorganization or for voluntary or involuntary bankruptcy or another legal action that may affect the corporation's economic and financial status.

DUTIES AND RESPONSIBILITIES IN DISCLOSING A RELEVANT ACT OR EVENT

Art. 3. The investor relations department is responsible for disclosing and reporting to the CVM and, if applicable, to the securities exchange and the organized over-the-counter market in which the securities issued by the corporation are admitted for trading any relevant act or event related to its business and for striving to have it fully and immediately publicized, simultaneously in all markets in which such securities are admitted for trading.

§1. Controlling shareholders, officers and members of the board of directors, of the board of auditors and of any other bodies with technical or decision-making functions created by a provision in the bylaws shall report any relevant act or event of which they may have knowledge to the investor relations department, which will promote its disclosure.

§2. Any persons mentioned above in the preceding paragraph that have personal knowledge of a relevant act or event and note the failure by the investor relations department to comply with its duty to report and disclose it, including in the event of the sole paragraph of art. 6 of this Ruling, shall be released from responsibility if they immediately report the relevant act or event to the CVM.

§3. The investor relations department shall simultaneously disclose to the market any relevant act or event to be reported in any means of communication, including in the press or in the meetings of professional associations, investors, analysts or selected members of the public in Brazil or abroad.

§4. The information shall be published in the widely read newspapers habitually used by the corporation and may be in the form of a summary with an indication of the Internet addresses, where complete information must be available to all investors. The contents of this information must at least be identical to that sent to the CVM and, if applicable, the securities exchange and the organized over-the-counter market in which the securities issued by the corporation are admitted for trading.

§5. The language used in disclosing and reporting a relevant act or event, including the summarized information referred to in the preceding paragraph, must be clear, precise and accessible to the investing public.

§6. The CVM may order the disclosure, correction, amendment or republication of information on a relevant act or event.

Art. 4. The CVM, securities exchange or over-the-counter market entity in which the securities issued by the corporation are admitted for trading may at any time demand that the investor relations department provide clarification in addition to the reporting and disclosure of the relevant act or event.

Sole paragraph. In the event of the introductory paragraph, or if there is an atypical oscillation in the quotation, price or quantity traded of the securities issued by or related to a publicly held corporation, the investor relations department shall question those with access to information on relevant acts or events to verify whether they are aware of information that should be publicized.

Art. 5. Whenever possible, a relevant act or event shall be disclosed before the start or after the close of business at the securities exchanges or over-the-counter market entities in which the securities issued by the corporation are admitted for trading.

§1. If the securities issued by the corporation are admitted for simultaneous trading in markets in different countries, the relevant act or event shall be disclosed, whenever possible, before the start or after the close of business in both countries, and in the case of incompatibility the business hours of the Brazilian market shall take precedence.

§2. If it is imperative that a relevant act or event be disclosed during trading hours, the investor relations department may, in communicating the relevant act or event, simultaneously request the domestic or foreign securities exchanges and over-the-counter market entities in which the securities issued by the corporation are admitted for trading, to suspend trading of the securities issued by or related to the publicly held corporation for as long as necessary for proper disclosure of the relevant information.

§3. The trading referred to in the preceding paragraph shall not be suspended in Brazil during the business hours of a foreign securities exchange or organized over-the-counter market in which the securities issued by the corporation are admitted for trading if trading of such securities has not been suspended by the foreign securities exchange or organized over-the-counter market.

EXCEPTION TO IMMEDIATE DISCLOSURE

Art. 6. Subject to the provisions in the sole paragraph, relevant acts or events may exceptionally be withheld from disclosure if the controlling shareholders or managers believe that their revelation will place a legitimate interest of the corporation at risk.

Sole paragraph. The persons mentioned in the introductory paragraph shall immediately disclose the relevant act or event, directly or through the investor relations department, if the information leaks or if there is an atypical oscillation in the quotation, price or quantity traded of the securities issued by or related to a publicly held corporation.

Art. 7. At the request of the managers, any shareholder or at its own initiative, the CVM may decide on the provision of information that has been withheld from disclosure as per the introductory paragraph of article 6.

§1. The request dealt with in the introductory paragraph shall be directed to the Chairman of the CVM in a sealed envelope marked "Confidential."

§2. If the CVM decides to have a relevant act or event disclosed, it will order the interested party or the investor relations department, as applicable, to immediately notify the securities exchange and organized over-the-counter market in which securities issued by the corporation are admitted for trading and to disclose it according to art. 3 of this Ruling.

§3. In the event of the sole paragraph of art. 6, the request referred to in the introductory paragraph shall not release the controlling shareholders and management from their responsibility to disclose the relevant act or event.

DUTY OF CONFIDENTIALITY

Art. 8. The controlling shareholders, officers, members of the board of directors, of the board of auditors and of any other bodies with technical or decision-making functions created by a provision in the bylaws, and the corporation's employees, shall maintain any information on a relevant act or event to which they may have privileged access by reason of a position they occupy confidential until it is publicized, shall strive to have subordinates and third parties in their confidence do the same and shall be joint and severally liable with them in the event of noncompliance.

DISCLOSURE OF INFORMATION IN PUBLIC OFFERINGS

Art. 9. Immediately after deciding to hold a public offering that requires recordation with the CVM, the offeror shall disclose the quantity of securities to be bought or sold along with the price, payment terms and other conditions to which the offer is subject, as per art. 3 of this Ruling.

§1. The provisions in the introductory paragraph do not apply to the confidential, preliminary analysis procedure for applications to record a public distribution of securities according to regulations in force.

§2. If the public offering is conditional on some act or event, the offeror shall make a public announcement whenever such condition is met, clarifying whether it will maintain the offer – and under which conditions – or cancel it.

§3 The primary or secondary public distribution of securities shall only be disclosed, in accordance with the established in the introductory paragraph of this Article, at the time such distribution reaches one of the hypothesis established in Article 2, items I to III.

Paragraph 3 included by CVM Instruction No. 369, of June 11th, 2002.

DISCLOSURE OF INFORMATION ON THE ALIENATION OF CONTROL

Art. 10. A person acquiring stock control of a publicly traded corporation shall disclose the relevant event and publicize it as specified in art. 3.

Sole paragraph. The disclosure and publication referred to in the introductory paragraph must contain at least the following information:

I – the name and identification of the purchaser, and a brief summary of the industries in which it is engaged and the activities it carries out;

II – the name and identification of the seller, including the indirect seller, if any;

III – the total price and price for each type and class of share, form of payment and other characteristics and conditions pertinent to the deal;

IV – the objective of the acquisition, indicating whether the purchaser is a publicly held corporation, and the expected effects on its business;

V – the number and percentage of shares acquired, by type and class, in relation to the total stock and voting stock;

VI – an indication of any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the corporation;

VII – a declaration as to the intention to promote, or not, within one year's time, cancellation of the corporation's registration; and

VIII – other relevant information on future plans for corporate business, with specific regard for specific corporate events it intends to hold at the corporation, especially a corporate restructuring involving a merger, consolidation or divisive reorganization.

DISCLOSURE OF INFORMATION ON TRADING BY MANAGEMENT AND RELATED PERSONS

Art. 11. Officers and members of the board of directors, of the board of auditors and of any other bodies with technical or decision-making functions created by a provision in the bylaws are obliged to notify the CVM, the corporation and, if applicable, the securities exchange and organized over-the-counter market in which the securities issued by the corporation are admitted for trading of the quantity, characteristics and form of a sale of the securities they own that have been issued by or are related to the corporation or controlled or controlling publicly held corporations, as well as the alterations in their positions.

§1. The notice must contain at least the following information:

I – the name and identification of the notifier, indicating the corporate (CNPJ) or individual (CPF) tax enrollment number;

II – the quantity, by type and class in the case of shares, and other characteristics in the case of other securities, in addition to the identification of the issuing corporation; and

III – the form, price and date of the transactions.

§2. Officers and members of the board of directors, of the board of auditors and of any other bodies with technical or decision-making functions created by a provision in the bylaws must send the notice dealt with in the introductory paragraph immediately after assuming office or when documentation is submitted to list the corporation as publicly held, and within ten (10) days after the end of the month in which any alteration in the positions they hold, indicating the balance of the position over the period.

§3. The natural persons mentioned in this article shall further indicate any securities that are owned by a spouse from which they are not legally separated, by a companion, by any dependent included on their annual income tax return and by companies they directly or indirectly control.

DISCLOSURE OF INFORMATION ON THE ACQUISITION AND DISPOSAL OF SIGNIFICANT SHARE HOLDINGS AND ON TRADING BY CONTROLLING AND OTHER SHAREHOLDERS

Art. 12. Controlling shareholders, whether directly or indirectly, and the shareholders that elected members to the board of directors or to the board of auditors, as well as any other natural person or legal entity or group of persons acting jointly or representing one same interest, that come to own, directly or indirectly, five percent (5%) or more of a type or class of shares in the stock of a publicly held corporation shall send to the CVM and, if applicable, to the securities exchange and organized over-the-counter market in which securities issued by the corporation are admitted for trading, and disclose as per art. 3, a statement containing the following information:

I – the name and identification of the purchaser, indicating the corporate (CNPJ) or individual (CPF) tax enrollment number;

II – the objective of the ownership and the intended quantity;

III – the number of shares, subscription warrants and rights to subscribe to shares or share purchase options, by type and class, already held, directly or indirectly, by the purchaser or associated person;

IV – the number of convertible debentures already held directly or indirectly by the purchaser or associated person, specifying the quantity of shares resulting from a possible conversion, by type and class; and

V – an indication of any agreement or contract regulating the voting rights or the purchase and sale of securities issued by the corporation.

§1. The obligation to disclose the same information also applies to a person, or group of persons representing one same interest, holding a share interest greater than or equal to the percentage referred to in the introductory paragraph of this article, whenever such interest increased by five percent (5%) of the type or class of shares in the corporation's stock.

§2. The obligations set out in the introductory paragraph and in §1 also extend to the purchase of any rights to the shares and other securities mentioned.

§3. The notice to the CVM and, if applicable, to the securities exchange and organized over-the-counter market in which securities issued by the corporation are admitted for trading, shall be sent immediately after the level of interest referred to in the introductory paragraph is attained.

§4. The persons mentioned in the introductory paragraph shall also report the alienation or cancellation of shares and other securities mentioned in this article, or of rights thereto, whenever such alienation or cancellation reaches the percentage referred to in the introductory paragraph.

§5. The CVM may authorize a waiver of disclosure by the press in light of the level of dispersal of the corporation's shares in the market and a declaration by the purchaser that it does not intend to alter the corporation's control or administrative structure, provided that effective publicity is assured by means of a disclosure considered satisfactory to the CVM.

TRADING RESTRICTIONS

Art. 13. Before publicizing a relevant act or event in connection with the corporation's business, the securities issued by or related to the corporation shall not be traded by the corporation itself, directly or indirectly controlling shareholders, officers, members of the board of directors, of the board of auditors and of any other bodies with technical or decision-making functions created by a provision in the bylaws, or by whomever has knowledge of the information related to the relevant act or event by virtue of his position in the corporation or in its parent, sister or subsidiary corporations.

§1. The same preclusion applies to whomever has knowledge of information in connection with a relevant act or event and is aware that the information has not yet been publicized, especially those having a business, professional or privileged relationship with the corporation, such as independent auditors, securities analysts, consultants and institutions in the distribution system in charge of verifying the disclosure of information before trading securities issued by or related to the corporation.

§2. Without prejudice to the provisions in the preceding paragraph, the preclusion in the introductory paragraph also applies to managers who leave the management of the corporation before the public disclosure of an act or event initiated during their term in office and shall continue for six months after they leave.

§3. The prohibitions set forth in the introductory paragraph shall prevail:

I – if exists an intention to merger other company, carry out a total or partial spin-off, or a change of the legal form of the company or a corporate reorganization; and

II – in connection with the controlling shareholders, either direct or indirect, executive officers and members of the board of directors, whenever an acquisition or a sale of the company's shares by itself, its subsidiaries, affiliated or another companies under common control is being held or if it had been granted an option or a mandate to such purpose.

Items I and II of Article 13 amended by CVM Instruction No. 369, of June 11, 2002..

§4. The persons mentioned in the introductory paragraph are also barred from trading during the fifteen (15) days before the disclosure of the corporation's quarterly (ITR) and annual (DFP and IAN) information.

§5. The prohibitions set forth in the introductory paragraph and in §1, 2 and 3, item I, shall cease as soon as the corporation publicizes the relevant event, unless trading the shares could interfere in the conditions of such business to the detriment of the shareholders of the corporation or the corporation itself.

*Paragraph **5 amended** by CVM Instruction No. 369, of June 11, 2002.*

§6. The prohibition set forth in the introductory paragraph does not apply to the acquisition of treasury shares in private trading as a result of the exercise of a purchase option under a stock purchase option plan approved at a general shareholder meeting.

§7. The prohibitions set forth in the introductory paragraph and in §§1 to 3 do not apply to trading according to the trading policy approved as per art. 15, effected by the corporation itself, directly or indirectly controlling shareholders, officers or members of the board of directors, of the board of auditors and of any other bodies with technical or decision-making functions created by a provision in the bylaws.

Art. 14. If any agreement or contract is executed for the transfer of the respective stock control, or if an option or order has been issued for the same purpose, and if there is any intention to effect a merger, consolidation, any type of divisive reorganization, conversion or other corporate reorganization, until the transaction is disclosed by publication of the relevant event the board of directors shall not decide on any acquisition or alienation of shares issued by the corporation.

TRADING POLICY

Art. 15. The publicly held corporation may, by a decision of the board of directors, approve a policy for trading shares issued by the corporation itself, directly and indirectly controlling shareholders, officers and members of the board of directors, of the board of auditors and of any other bodies with technical or decision-making functions created by a provision in the bylaws.

§1. The trading policy referred to in the introductory paragraph shall not be approved or altered until the relevant act or event has been disclosed and shall:

I – require the express adherence of the persons mentioned in the introductory paragraph that wish to participate, which shall strictly abide by its terms; and

II – include a prohibition on trading for at least fifteen (15) days before disclosure of the corporation's quarterly (ITR) and annual (DFP and IAN) information; and

III – provide for procedures ensuring that in no event will the corporation trade its own shares during the preclusion periods established in this Ruling and in the trading policy itself;

§2. At the corporation's discretion, the adhesion mentioned in subparagraph I of the preceding paragraph may contemplate a detailed indication of the interested party's own trading policy, which must observe the same minimum requirements referred to in the preceding paragraph.

DISCLOSURE POLICY

Art. 16. A publicly traded corporation shall, by a decision of the board of directors, adopt a disclosure policy for relevant acts or events, including procedures to preserve the confidentiality of the undisclosed relevant information.

§1. The corporation shall formally report the terms of the decision to the controlling shareholders and to those persons occupying the positions referred to in art. 13 and obtain their respective formal adherence in an instrument to be kept on file at the corporation's head office while the person maintains such relations with the corporation and for at least five years after the person ceases to maintain such relations with the corporation.

§2. The corporation shall keep on file at its head office, at the CVM's disposal, a list of the persons mentioned in the introductory paragraph of this article and their respective identification, including title or function, address and the corporate (CNPJ) or individual (CPF) tax enrollment number and update such list immediately if there are any changes.

PROVISIONS COMMON TO TRADING AND DISCLOSURE POLICIES

Art. 17. The approval or alteration of the trading policy and disclosure policy of a publicly traded corporation shall be reported to the CVM and, if applicable, to the securities exchange and organized over-the-counter market in which securities issued by the corporation are admitted for trading. Such notice shall be accompanied by a copy of the act and the entire contents of the documents that regulate and contain such policies.

§1. Without prejudice to subsequent investigation and sanctions, the CVM may order a corporation to improve or modify its trading policy, if the CVM believes that it does not prevent the use of the relevant information in trading, or its disclosure policy, if the CVM believes that it does not fully satisfy the terms of this Ruling.

§2. The trading policy and disclosure policy may be approved together and may constitute one set of rules and procedures.

§3. When approving the trading and disclosure policies, the corporation shall appoint an officer to be in responsible for enforcing and monitoring them.

SERIOUS VIOLATIONS

Art. 18. For purposes of art. 11, §3 of Law 6385/76, any transgression of the provisions of this Ruling shall be considered a serious violation.

Sole paragraph. The CVM shall notify the Ministry of Public Prosecution of any events provided for in this Ruling that constitute a crime.

FINAL AND TEMPORARY PROVISIONS

Art. 19. Any change in the facts or intentions that are the subject matter of declarations made as per this Ruling must be immediately disclosed to rectify or amend the prior declaration.

Art. 20. The disclosure prohibitions and obligations established in this Ruling shall:

I – apply to both trading effected in a securities exchange and over-the-counter market, whether organized or not, and to those effected without the intermediation of an institution in the distribution system; and

II – extend to trading effected directly and indirectly by the persons referred to herein, whether through a subsidiary or through third parties with which a trust or portfolio or stock management agreement is maintained.

Sole paragraph. Indirect trading is not considered to be that effected by investment funds whose shareholders are those persons mentioned in this Ruling, provided that such funds are not exclusive and the trading decisions of the manager may be influenced by the shareholders.

Art. 21. The provisions of this Ruling apply to companies sponsoring level I and II BDR programs inasmuch as they are not incompatible with the provisions applicable in the countries in which the respective securities are issued.

Art. 22. The General Superintendent of the CVM is authorized to approve rules for the submission of information by electronic means.

Art. 23. Nonfulfillment of the obligations contained in arts. 11, §2; 12 and 16 of this Ruling shall lead to the imposition of a daily fine of R$ 500.00 (five hundred reais) starting on the first business day following the deadline for delivery of information, regardless of any notice.

Art. 24. Approval of the disclosure policy for relevant acts or events and the procedures of the publicly held corporation as set forth in art. 16 shall be effected within sixty days after this Ruling takes effect.

Art. 25. The persons referred to in art. 11 shall be obliged to make the disclosures provided for therein after expiration of the period indicated in the preceding article.

Art. 26. CVM Ruling 31 of February 8, 1984; CVM Ruling 69 of September 8, 1987; art. 3 of CVM Ruling 229 of January 16, 1995; art. 13, sole paragraph of CVM Ruling 202 of December 6, 1993; and arts. 3 to 11 of CVM Ruling 299 of February 9, 1999 are hereby revoked.

EFFECTIVE DATE

Art. 27. This Ruling shall take effect ninety (90) days after its publication in the Federal Official Gazette.

Original signed by
JOSÉ LUIZ OSORIO DE ALMEIDA FILHO
Chairman

ANNEX II

TELESP CELULAR PARTICIPAÇÕES S/A
Corporate Tax ID (CNPJ) 02.558.074/0001-73
N I R E 35.3.001.587.9-2

TERM OF AGREEMENT[1]

On (month) (day), 2002, at the corporate headquarters of **TELESP CELULAR PARTICIPAÇÕES S/A**, located at 409 Abílio Soares Street, São Paulo – SP, there appeared (first name and family name), (nationality), (marital status), (profession), domiciled (business address), bearer of the identification card (RG; or Portuguese passport and permanent visa; or RNE), and declared that, after acknowledging the terms of the Relevant Notice or Act Disclosure Policy of Telesp Celular Participações S/A, approved by the decision of the Board of Directors' Meeting held on (month) (day), 2002, does hereby agree to its provisions, undertaking to comply with all of its terms and conditions, in the legal form and for all legal purposes. Therefore, this was drawn up, which was read and approved and is undersigned by said deponent.

São Paulo, date.

(Signature)
Full name of deponent

[1] The term of agreement shall be filed in TCP's corporate headquarters, while the deponent has professional links to TCP and for a period of at least 5 years after his/her departure.

ANNEX III

TELESP CELULAR PARTICIPAÇÕES S/A
Corporate Tax ID (CNPJ) 02.558.074/0001-73
N I R E 35.3.001.587.9-2

LIST OF PERSONS WHO ARE TO SIGN THE TERM OF AGREEMENT[2]

(The Term of Agreement should be signed by: controlling shareholders, either direct or indirect, executive officers, members of the board of directors, of the audit board and of any bodies with technical or consulting duties, created by a statutory provision, or whomever, by virtue of his/her position at TCP, its holding, subsidiaries or affiliates, has access to information relating to relevant notices or acts).

Full name, qualifications (nationality, marital status, profession, identification card, domicile), position or duty, tax roll (social security).

[2] This list shall be kept in TCP's corporate headquarters, being at CVM's disposal, and any changes in its text shall be immediately communicated to CVM.

TELESP CELULAR PARTICIPAÇÕES S/A

Tax ID (CNPJ) 02.558.074/0001-73
Company Registration Number (N I R E) 35.3.001.587.9-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF TELESP CELULAR PARTICIPAÇÕES S/A HELD ON 07/17/2002

Attendees: MIGUEL ANTÓNIO IGREJAS HORTA E COSTA, NORBERTO VEIGA DE SOUSA FERNANDES, ESTANISLAU JOSÉ MATA COSTA, PAULO JORGE DA COSTA GONÇALVES FERNANDES, ZEINAL ABEDIN MOHAMED BAVA, FRANCISCO JOSÉ DE AZEVEDO PADINHA, IRIARTE JOSÉ ARAÚJO ESTEVES, GUILHERME SILVÉRIO PORTELA SANTOS, JOSÉ PEDRO FARIA PEREIRA DA COSTA, CARLOS MANUEL DE LUCENA E VASCONCELLOS CRUZ, MARIA PAULA DE ALMEIDA MARTINS CANAIS, EDUARDO PERESTRELO CORREIA DE MATOS, ANTÓNIO JOAQUIM SIMÕES GOMES DE AZEVEDO, RUI MANUEL DE MEDEIROS D'ESPINEY PATRÍCIO, PAULO JOSÉ SOARES, GILSON RONDINELLI FILHO and ANTÔNIO GONÇALVES DE OLIVEIRA.

On July 17, 2002, at 3 o'clock PM, at the corporate headquarters, located at 409 Abílio Soares Street, the members of the Board of Directors of Telesp Celular Participações S/A held a meeting to discuss the following agenda: 1) changing the Executive Officers of the Company; 2) approval of the Disclosure Policy of a Relevant Act or Notice; and 3) other significant issues.

EVENTS AND DECISIONS

1) The resignation requests submitted by Carlos Manuel de Lucena e Vasconcellos Cruz and Álvaro José Roquette Morais from the positions as Vice President and Director of the company, respectively, were accepted.

2) Director Gilson Rondinelli Filho was appointed Vice President, replacing the resigning officer.

The Chairman clarified that the appointed Executive Officer accepted the nomination, stating that he was acquainted with the provisions of article 147 of Law # 6,404, of December 15, 1976, and its later amendments, and that he is not subject to any of the crimes stated under the Law that would prevent him from exercising business activities. Therefore, the Executive Officer was then vested in his position, after the legal formalities, with a term of office for the remaining period of three (3) years, coinciding with the term of office of the other Executive Officers, ending by April/2004.

3) The Executive Committee, thus, shall consist of the following:

PRESIDENT: FRANCISCO JOSÉ DE AZEVEDO PADINHA
VICE PRESIDENT: GILSON RONDINELLI FILHO
EXECUTIVE OFFICER: GUILHERME SILVÉRIO PORTELA SANTOS
EXECUTIVE OFFICER: JOSÉ PEDRO FARIA PEREIRA DA COSTA
INVESTOR RELATIONS OFFICER: MARIA PAULA DE ALMEIDA MARTINS CANAIS
EXECUTIVE OFFICER: LUIS FILIPE SARAIVA CASTEL-BRANCO DE AVELAR
EXECUTIVE OFFICER: CARLOS ALBERTO FERREIRA SILVA

4) The attached Disclosure Policy of a Relevant Act or Notice, in compliance with CVM (Brazilian SEC) Instruction # 358, of January 3, 2002, as amended, was reviewed and approved by the Board of Directors.

TELESP CELULAR PARTICIPAÇÕES S/A

Tax ID (CNPJ) 02.558.074/0001-73
Company Registration Number (N I R E) 35.3.001.587.9-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF TELESP CELULAR PARTICIPAÇÕES S/A HELD ON 07/17/2002

5) In connection with other matters of interest to the Company, board member Miguel António Igrejas Horta e Costa informed those in attendance of the resignation of the Chairman of the Board of Directors of Telesp Celular Participações S.A., Francisco Luis Murteira Nabo, and of board members Estanislau José Mata Costa, António Joaquim Simões Gomes de Azevedo and Pedro Amadeu Albuquerque Santos Coelho, which were accepted by the Company.

6) In view of the resignation of the Chairman of the Board of Directors, the board members, in compliance with the Company's bylaws, have resolved to call an extraordinary general meeting, to be held on August 09, 2002 to nominate and elect the members of the Board of Directors of the Company who will succeed the resigning members.

Finally, as suggested by Miguel António Igrejas Horta e Costa, it was decided that an honorable mention and recognition should be recorded in the minutes for the excellent work provided by Carlos Manuel de Lucena e Vasconcellos Cruz in his term of office as Vice President and by Álvaro José Roquette Morais in his term of office as Director of the Company.

Miguel António Igrejas Horta e Costa also suggested that a vote of praise to Francisco Luis Murteira Nabo, Estanislau José Mata Costa, António Joaquim Simões Gomes de Azevedo and Pedro Amadeu Albuquerque Santos Coelho, be recorded in the minutes, in appreciation for the excellent work performed thereby as members of the Board of Directors of the Company.

Having no further issues to be discussed, these minutes were drawn by the undersigned secretary, and were then read and approved, and are undersigned by the members of the Board.

São Paulo, July 17, 2002

MIGUEL ANTÓNIO IGREJAS HORTA E COSTA
Vice President

NORBERTO VEIGA DE SOUSA FERNANDES
Vice President

ESTANISLAU JOSÉ MATA COSTA
Director

TELESP CELULAR PARTICIPAÇÕES S/A

Tax ID (CNPJ) 02.558.074/0001-73
Company Registration Number (N I R E) 35.3.001.587.9-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF TELESP CELULAR PARTICIPAÇÕES S/A HELD ON 07/17/2002

PAULO JORGE DA COSTA GONÇALVES FERNANDES
Director

ZEINAL ABEDIN MOHAMED BAVA
Director

FRANCISCO JOSÉ DE AZEVEDO PADINHA
Director

IRIARTE JOSÉ ARAÚJO ESTEVES
Director

GUILHERME SILVÉRIO PORTELA SANTOS
Director

JOSÉ PEDRO FARIA PEREIRA DA COSTA
Director

CARLOS MANUEL DE LUCENA E VASCONCELLOS CRUZ
Director

MARIA PAULA DE ALMEIDA MARTINS CANAIS
Director

EDUARDO PERESTRELO CORREIA DE MATOS
Director

ANTÓNIO JOAQUIM SIMÕES GOMES DE AZEVEDO
Director

TELESP CELULAR PARTICIPAÇÕES S/A

Tax ID (CNPJ) 02.558.074/0001-73
Company Registration Number (N I R E) 35.3.001.587.9-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF TELESP CELULAR PARTICIPAÇÕES S/A HELD ON 07/17/2002

RUI MANUEL DE MEDEIROS D'ESPINEY PATRÍCIO
Director

PAULO JOSÉ SOARES
Director

GILSON RONDINELLI FILHO
Director

ANTÔNIO GONÇALVES DE OLIVEIRA
Director

Plínio José Lopes Shiguematsu
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP CELULAR PARTICIPAÇÕES S.A.

Date: 07/22/02

By:

Name: Maria Paula de Almeida Martins Canais
Title: Director of Investor Relations